JayHawk
ENERGY INC.

16 March 2009

Ms. Joanna Lam,
Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010

Ref: JayHawk Energy, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2008
Filed December 30, 2008
Form 10-Q for Fiscal Quarter Ended December 31, 2008
Filed February 13, 2009
Response Letter dated July 29, 2008
Response Letter dated November 7, 2008
File No. 000-53311

Dear Ms. Lam,

In accordance with our conversation of this date, this letter is provided to formally request an extension of time to respond to Mr. Hiller's comment letter dated March 9th, 2009 (referenced above). As we discussed, due to our limited staff traveling, JayHawk Energy is proposing to respond no later than April 06, 2009.

Thank you for your understanding with this matter.

Sincerely,
JAYHAWK ENERGY, INC.

Lindsay E. Gorrill
President

Corporate Office
6240 E. Seltice Way, Ste.C
Post Falls, ID 83854

TOLL FREE 877-321-4295
PHONE 208-667-1328
FAX 208-765-8520

Kansas Field Office,
102 N. Ozark, PO Box 191
Girard, KS 66743

TOLL FREE 877-321-4295
PHONE 620-724-7040
FAX 620-724-7041

OTCBB: JYHW.OB
www.jayhawkenergy.com